SUPPL 082-03430

09046661

RECEIVED
JUL 30 P 12:13
CORPORATE FINANCE

TIOMIN
RESOURCES INC.

News Release (TSX: TIO)

TIOMIN ANNOUNCES SETTLEMENT WITH JAGUAR FINANCIAL

TORONTO - July 22, 2009: Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) announced today that Tiomin, its current board of directors, a former director, Freegold Ventures Limited and Kivu Gold Corp. ("Kivu") (collectively, the "Respondents") entered into a settlement agreement (the "Settlement Agreement") with Jaguar Financial Corporation ("Jaguar") to settle Jaguar's previously announced application to commence a derivative legal action against the Respondents.

The terms of the Settlement Agreement provide, among other things, that:

- The Settlement Agreement is not an admission of liability on the part of the Respondents.

- For a two year period, Jaguar and its associates will not (i) commence any action or proceeding against Tiomin and/or its officers and directors, in their capacity as officers and/or directors of Tiomin, (ii) take any action to remove or replace any of the current or future directors of Tiomin, (iii) "solicit" any "proxies" (as such terms are defined in National Instrument 51-102), or (iv) take any action for the purpose of convening a shareholders' meeting of Tiomin.

- For a one year period, any Tiomin shares owned directly or indirectly by Jaguar and its associated companies will be voted in accordance with the direction of Tiomin's management, other than in the context of (i) any related party transaction (as such term is defined under Multilateral Instrument 61-101), (ii) any transaction in which any Tiomin director owns greater than 5% of the issued shares of a counterparty to the proposed transaction, or (iii) any proposed transaction in which a Tiomin director is concurrently a director of a counterparty to the proposed transaction.

- For a period of two years or unless and until Jaguar ceases to hold any shares of Tiomin, Tiomin shall not make any further investment in Kivu, whether directly or indirectly.

- The balance of the terms of the Settlement Agreement are confidential.

Commenting on today's settlement with Jaguar, Tiomin's President & CEO, Robert Jackson said "We at Tiomin are pleased to put this matter behind us. This settlement will allow management to focus its full attention on seeking an accretive transaction while realizing returns on Tiomin's current projects and investments".

dlw 7/31

About Tiomin Resources Inc.

Tiomin is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has

significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231